Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

July 2, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Stringer and Donna Di Silvio

Re: Carvana Co.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 1-38073

Dear Mr. Stringer and Ms. Di Silvio:

Carvana Co. (the “Company”) is writing in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 22, 2020, with respect to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 26, 2020 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 63

1.We note you have calculated adjusted net loss per share assuming the exchange of LLC Units for shares of Class A common stock resulting in an adjusted net loss per share of ($2.29), ($1.73) and ($1.21) for the years ended December 31, 2019, 2018 and 2017, respectively, as compared to GAAP net loss per share of ($2.45), ($2.03) and ($1.31). Your calculation appears to be anti-dilutive substituting individually tailored measurement methods for those of GAAP. Please tell us what consideration was given to Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company advises the Staff that it provides adjusted net loss per share assuming the full exchange of all outstanding LLC Units for shares of

Class A common stock (“Non-GAAP Adjusted Loss per Share”) as a supplemental measure of operating performance to enable the Company, its investors and analysts to more effectively compare its performance period-over-period and relative to its peers that have different organizational and tax structures. Consequently, the calculation of Non-GAAP Adjusted Loss per Share does not mislead investors or substitute individually tailored methods for those of GAAP to present more favorable measures.

By assuming the full exchange of outstanding LLC Units, the Company eliminates the effect of changes in net loss attributable to Carvana Co. driven by changes in Carvana Co.’s ownership of Carvana Group, LLC. This allows the Company to present a loss per share measure in a more comparable manner to traditional C-Corporations rather than the Company’s less common “Up-C” structure. Since the Company’s IPO, the LLC Unitholders of Carvana Group, LLC have periodically exchanged their LLC Units for Class A common shares of Carvana Co. The Company does not have visibility of the LLC Unitholders’ plans to exchange LLC Units for Class A common shares, thus, the Company believes it is appropriate to present the measure on a fully exchanged basis, whether it is dilutive or anti-dilutive. In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2020, within its description of Non-GAAP Adjusted Loss per Share, the Company will explicitly state that LLC Units are considered fully exchanged even when the result is anti-dilutive compared to GAAP net loss per share.

For the reasons above, the Company believes its presentation of Non-GAAP Adjusted Loss per Share is not misleading to investors, but rather is helpful to the Company, investors and analysts as a supplemental measure of operating performance because it allows them to more effectively compare the Company’s performance period-over-period and relative to the Company’s peers that have different organizational and tax structures.

The Company hopes the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at (512) 217-3905 with any questions.

Sincerely
/s/ Paul Breaux
Paul Breaux
Vice President, General Counsel and Secretary
Carvana Co.